FAIRBORNE
ENERGY TRUST

BEST AVAILABLE COPY

06011502

February 16, 2006

MAR 07 2006

SUPPL

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards

FAIRBORNE ENERGY TRUST

Marci Morton

Marci Morton
Executive Assistant & Office Manager

PROCESSED
MAR 10 2006
THOMSON
FINANCIAL

dlw 3/9

File #82-34836

FAIRBORNE ENERGY TRUST

SEC MAIL
MAR 07 2006
WASH. D.C.

PRESS RELEASE

FAIRBORNE ENERGY TRUST CONFIRMS FEBRUARY DISTRIBUTION OF CDN $0.13 PER UNIT

February 15, 2006
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.13 per trust unit for the month of February 2006. The distribution will be paid on March 15, 2006 to Unitholders of record on February 28, 2006. The ex-distribution date is February 24, 2006.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, including managements' assessment of the future plans and operations of Fairborne Energy Trust (Fairborne), contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne Energy Trust and could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

FAIRBORNE ENERGY TRUST

February 27, 2006

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards

FAIRBORNE ENERGY TRUST

Marci Morton

Marci Morton
Executive Assistant & Office Manager

Main: (403) 290-7750 • Fax: (403) 290-7751 3400, 450 - 1st Street SW Calgary, AB Canada T2P 5H1

File #82-34836

Computershare

Computershare Trust Company of Canada
530 – 8th Ave., SW Suite 600
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800
Fax: (403) 267-6529
www.computershare.com

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NOTICE OF MEETING

February 22, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject: Fairborne Energy Trust (the "Corporation")

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Corporation:

1.	Meeting Type	:	Annual General Meeting
2.	Security Description of Voting Issue	:	Trust Units
3.	CUSIP Number	:	303628101
4.	ISIN	:	CA 3036281010
5.	Record Date	:	March 21, 2006
6.	Meeting Date	:	April 26, 2006
7.	Meeting Location	:	Calgary, AB

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

("Signed by")

Jodie Hansen
Assistant Trust Officer
Corporate Trust
Ph: (403) 267-6889
Fax: (403) 267-6598